FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number:

Titan Trading Analytics Inc.

(Translation of registrant's name into English)

13, 18104 – 102 Avenue

Edmonton, Alberta T5S 1S7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release
99.2	Interim Financial Statements for the period ended July 31, 2007
99.3	Management’s Discussion and Analysis for the period ended July 31, 2007
99.4	CEO Certification
99.5	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2007

Titan Trading Analytics Inc.

By:   /s/  Kenneth Powell

Name  Kenneth Powell

Title     Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release
99.2	Interim Financial Statements for the period ended July 31, 2007
99.3	Management’s Discussion and Analysis for the period ended July 31, 2007
99.4	CEO Certification
99.5	CFO Certification